VULR-115 (4/00)


Valley Forge Life Insurance Company



                                 A Stock Company

Executive Office:                                   Home Office:
CNA Plaza                                           401 Penn St.
Chicago, Illinois  60685                            Reading, Pennsylvania 19601




                         DOLLAR COST AVERAGING RIDER II



This rider forms a part of the policy to which it is attached.

If you request dollar cost averaging, we will open a dollar cost averaging account for you under this policy. All premiums applied to this option will be allocated to the dollar cost averaging account. No transfers may be made into this account.

Before the Insured's age 95, you may choose to have us transfer a fixed dollar amount on a monthly or quarterly basis from the dollar cost averaging account to any of the subaccounts or any one year guaranteed interest rate fixed account for a 6 or 12 month period. The transfers will begin when you request but no sooner than seven business days following receipt of your written notice provided the transfers do not begin until 30 days after the policy date. Transfers will terminate at the end of the 6 or 12 month period you designate or within seven business days of your written request to terminate these transfers.

The interest rate earned on this account will be the interest rate earned in a one year guaranteed interest rate fixed account, plus any additional interest, which we may declare from time to time.

To be eligible for dollar cost averaging the value of the dollar cost averaging account must be at least $5,000.

You may have only one dollar cost averaging account in operation at one time.

Transfers under the dollar cost averaging are made as of the same day every calendar month. This day may not be later than the 28th of the month. If this calendar day is not a business day, transfers are made as of the next business day. There is no additional charge for this option and these transfers do not count toward the 12 free transfers each policy year.

We reserve the right to discontinue this option at any point in time or change its features. If this option is discontinued or changed, we will notify you at least 30 days before such discontinuation or change. Discontinuation will not affect an option then being exercised.

If this option is terminated, all money remaining in the dollar cost averaging account will be transferred to the money market subaccount.

This rider terminates when the policy terminates unless we receive written request to terminate it earlier.


Signed for the Company at its Executive Offices in Chicago, Illinois on the policy effective date.


    Chief Executive Officer                              Group Vice President